May 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Chris Edwards

Re:	Organon & Co.

Registration Statement on Form 10-12B

File No. 001-40235 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Organon & Co., a Delaware corporation, hereby respectfully requests that acceleration of the effectiveness of the above-referenced Registration Statement be granted, so as to permit it to become effective at 9:00 a.m., New York City time, on May 7, 2021, or as soon thereafter as practicable. Please call Eric Scarazzo at (212) 351-2389 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Organon & Co.

By:	/s/ Jennifer Zachary
Name:	Jennifer Zachary
Title:	Vice President